FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Decision on Extending Trust Contract for Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 12, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Decision on Extending Trust Contract

for Share Repurchase

1. Contract Amount(KRW)		Before Extension	9,000,000,000
		After Extension	9,000,000,000
2. Extension Period		from	04/13/2007
		to	10/12/2007
3. Purpose of Extension			Stabilization of stock price
4. The Other Party to the Contract			Hana Bank
5. Scheduled Extension Contract Date			04/12/2007
6. Treasury Stock Holdings before Extension	Number of Shares Directly Held	Common Shares	261,700	Holding Ratio (%)	2.02
		Preferred Shares	-	Holding Ratio (%)	-
	Number of Shares Indirectly Held through Trust Contracts, etc.	Common Shares	497,649	Holding Ratio (%)	3.84
		Preferred Shares	-	Holding Ratio (%)	-
7. Date of Board of Directors’ Resolution (Decision Date)			04/12/2007
- Outside Directors in Attendance		Number Present	3
		Number Absent	0
- Auditors (members of audit committee) in Attendance			Present